                                                                  EXHIBIT (a)(7)
                      [LETTERHEAD OF VALLEN APPEARS HERE]

                               November 19, 1999

Dear Vallen Shareholder:

   I am pleased to inform you that Vallen Corporation has entered into an Agreement and Plan of Merger with Hagemeyer P.P.S. North America, Inc., a subsidiary of Hagemeyer N.V., providing for the acquisition of all of the issued and outstanding shares of Vallen Common Stock at a price of $25.00 per share, net to the shareholder in cash.

   Enclosed is an Offer to Purchase and related Letter of Transmittal reflecting the terms of Hagemeyer's tender offer for Vallen's Common Stock. Hagemeyer's tender offer is conditioned upon, among other things, Hagemeyer's acquiring at least two thirds of the total number of shares of Vallen Common Stock outstanding (on a fully diluted basis). The Agreement and Plan of Merger provides that, promptly after consummation of Hagemeyer's tender offer, all Vallen shares that are not tendered through the tender offer will be acquired through a merger at the same price per share as in the tender offer.

   Vallen's Board of Directors has, in light of and subject to the terms and conditions set forth in the Agreement and Plan of Merger, determined that the tender offer and merger are fair to, and in the best interests of, the shareholders of Vallen. Vallen's Board of Directors has unanimously approved the tender offer and the merger and recommends that shareholders ACCEPT the tender offer and tender their shares.

   Attached is a copy of Vallen's Schedule 14D-9 relating to the tender offer, which is being filed today with the Securities and Exchange Commission. This document should be read carefully. In particular, I call your attention to Item 4, which describes, among other things, matters considered by the Board of Directors in connection with its unanimous recommendation of the tender offer and the merger.

                                       Sincerely,

                                       /s/ LEONARD J. BRUCE
                                       ----------------------------
                                       Leonard J. Bruce
                                       Chairman of the Board of Directors